Exhibit 99.1

Jupai Reports Second Quarter 2019 Results

SHANGHAI — August 5, 2019 — Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider, focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced its unaudited financial results for the second quarter and six months ended June 30, 2019.

SECOND QUARTER AND FIRST HALF 2019 FINANCIAL HIGHLIGHTS

•                      Net revenues in the second quarter of 2019 were RMB185.9 million (US$127.1 million), a decrease of 58.1% from the corresponding period in 2018. For the first half of 2019, net revenues were RMB466.9 million (US$68.0 million), a decrease of 46.7% from the same period in 2018.

(RMB ‘000, except percentages)	Q2 2018	Q2 2018%	Q2 2019	Q2 2019%	YoY Change %
One-time commissions	282,243	63.6%	86,510	46.5%	-69.3%
Recurring management fees	121,696	27.4%	67,756	36.5%	-44.3%
Recurring service fees	11,431	2.6%	31,603	17.0%	176.5%
Other service fees	28,196	6.4%	—	—	-100.0%
Total net revenues	443,566	100.0%	185,869	100.0%	-58.1%

(RMB ‘000, except percentages)	H1 2018	H1 2018%	H1 2019	H1 2019%	YoY Change %
One-time commissions	558,677	63.7%	145,141	31.0%	-74.0%
Recurring management fees	244,604	27.9%	259,978	55.7%	6.3%
Recurring service fees	26,489	3.0%	47,893	10.3%	80.8%
Other service fees	47,012	5.4%	13,904	3.0%	-70.4%
Total net revenues	876,782	100.0%	466,916	100.0%	-46.7%

•                      Loss from operations in the second quarter of 2019 was RMB55.2 million (US$8.0 million), compared to income from operations of RMB160.3 million from the corresponding period in 2018. For the first half of 2019, loss from operations was RMB67.0 million (US$9.8 million), compared to income from operations of RMB312.8 million from the same period in 2018.

•                      Net loss attributable to ordinary shareholders in the second quarter of 2019 was RMB61.0 million (US$8.9 million), compared to net income attributable to ordinary shareholders of RMB87.8 million from the corresponding period in 2018. For the first half of 2019, net loss attributable to ordinary shareholders was RMB86.6 million (US$12.6 million), compared to net income attributable to ordinary shareholders of RMB203.7 million from the same period in 2018.

•                      Non-GAAP2 net loss attributable to ordinary shareholders in the second quarter of 2019 was RMB58.6 million (US$8.5 million), compared to non-GAAP net income attributable to ordinary shareholders of RMB115.5 million from the corresponding period in 2018. For the first half of 2019, non-GAAP net loss attributable to ordinary shareholders was RMB81.3 million (US$11.8 million), compared to non-GAAP net income attributable to ordinary shareholders of RMB241.6 million from the same period in 2018.

1  The U.S. dollars (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars (US$) in this press release is based on the noon buying rate on June 28, 2019, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB 6.8650 to US$1.00. The percentages stated in this press release are calculated based on the Renminbi amounts.

2  Jupai’s non-GAAP financial measures are derived from adjusting the corresponding GAAP financial measures by excluding the effects of share-based compensation and amortization of intangible assets resulted from business acquisitions.

SECOND QUARTER AND FIRST HALF 2019 OPERATIONAL UPDATES

•                      Total number of active clients3 during the second quarter of 2019 was 1,039.

•                      The aggregate value of wealth management products distributed by the Company during the second quarter of 2019 was RMB2.5 billion (US$0.4 billion), a 74.4% decrease from the corresponding period in 2018. For the first half of 2019, the aggregate value of wealth management products distributed by the Company was RMB5.3 billion (US$0.8 billion), a 74.4% decrease from the corresponding period in 2018.

Wealth management products distributed by the Company - breakdown by product type

	Three months ended				Six months ended
	June 30, 2018		June 30, 2019		June 30, 2018		June 30, 2019
Product type	(RMB in millions, except percentages)				(RMB in millions, except percentages)
Fixed income products	1,286	13%	1,825	73%	5,219	25%	3,733	71%
Private equity products	7,949	82%	376	15%	13,991	68%	961	18%
Secondary market equity fund products	268	3%	70	3%	960	5%	122	2%
Other products	225	2%	222	9%	456	2%	460	9%
All products	9,728	100%	2,493	100%	20,626	100%	5,276	100%

•                      Jupai’s coverage network as of June 30, 2019 included 61 client centers covering 45 cities, as compared to 76 client centers covering 48 cities as of June 30, 2018.

•                      Total assets under management4 as of June 30, 2019 were RMB47.0 billion (US$6.8 billion), a 17.1% decrease from June 30, 2018.

Assets under management — breakdown by product type

	As of
	June 30, 2018		June 30, 2019
Product type	(RMB in millions, except percentages)
Fixed income products	22,766	40%	16,482	35%
Private equity products	30,792	54%	28,331	60%
Secondary market equity fund products	2,236	4%	945	2%
Other products	860	2%	1,214	3%
All products	56,654	100%	46,972	100%

3  “Active clients” for a given period refers to clients who purchase wealth management products distributed by Jupai at least once during that given period.

4  “Assets under management” or “AUM” of Jupai refers to the amount of capital contributions made by investors to the funds managed by the Company, for which the Company is entitled to receive management fees. The amount of AUM of Jupai is recorded and carried based on the historical cost of the contributed assets instead of fair market value of assets for almost all AUM of Jupai. For assets denominated in currencies other than Renminbi, the AUM are translated into Renminbi upon their contribution, without interim value adjustments solely due to changes in foreign exchange rates. As a result, Jupai’s management fees for almost all its AUM are calculated based on the historical cost balance of the AUM.

“Although the second quarter of 2019 remained challenging for Jupai, we saw initial signs of stabilization in our core business,” said Mr. Jianda Ni, Jupai’s chairman of the board and chief executive officer. “Despite sustained weakness in investor confidence, our cost control efforts began to pay off, adding to our bottom line performance in the second quarter. If the performance fee income from the disposal of Focus Media shares was excluded from our first quarter results, our net loss attributable to ordinary shareholders in the second quarter would represent a substantial recovery from the first quarter.”

“Jupai will continue to execute our three strategies to optimize our business and enhance profitability. Firstly, we will continue to develop our real estate equity products, as we believe that real estate remains an asset class with relatively low investment risk, especially compared with asset categories such as consumer credit and supply chain management products. Secondly, we will enhance our risk control system to further build investor confidence. Thirdly, we target to achieve incremental growth in our overseas business. We believe that these strategies will help Jupai capture market opportunities as investor sentiment and the wealth management industry recover.”

Ms. Min Liu, Jupai’s chief financial officer, said, “The various cost control measures that Jupai began implementing several quarters ago have begun to bear fruit. We are encouraged to see overall operating expenses, especially our cost of revenues, decline on a year-over-year basis for the first time this quarter. We expect to realize additional cost reductions in the coming quarters as we further downsize our workforce, amend our incentive schemes, optimize our coverage network and streamline our business operating procedures.”

SECOND QUARTER AND FIRST HALF 2019 FINANCIAL RESULTS

Net Revenues

Net revenues for the second quarter of 2019 were RMB185.9 million (US$27.1 million), a 58.1% decrease from the corresponding period in 2018, primarily due to decreases in both one-time commissions and recurring management fees. Net revenues were RMB466.9 million (US$68.0 million) for the first half of 2019, a decrease of 46.7% from the same period in 2018.

•                      Net revenues from one-time commissions for the second quarter of 2019 were RMB86.5 million (US$12.6 million), a 69.3% decrease from the corresponding period in 2018, primarily as a result of a decrease in the aggregate value of wealth management products distributed by the Company. For the first half of 2019, net revenues from one-time commissions were RMB145.1 million (US$21.1 million), a decrease of 74.0% from the same period in 2018.

•                      Net revenues from recurring management fees for the second quarter of 2019 were RMB67.8 million (US$9.9 million), a 44.3% decrease from the corresponding period in 2018, primarily due to the decrease in the value of assets under management. RMB11.1 million (US$1.6 million) and RMB23.3 million carried interest were recognized as part of Jupai’s recurring management fees in the second quarter of 2019 and 2018, respectively. For the first half of 2019, net revenues from recurring management fees were RMB260.0 million (US$37.9 million), a 6.3% increase from the same period in 2018. RMB138.5 million (US$20.2 million) and RMB44.0 million carried interest was recognized as part of Jupai’s recurring management fees for the first half of 2019 and the same period in 2018, respectively.

•                      Net revenues from recurring service fees for the second quarter of 2019 were RMB31.6 million (US$4.6 million), a 176.5% increase from the corresponding period in 2018, primarily because the Company provided ongoing services to more product suppliers. The Company recognized nil and RMB0.3 million variable performance fees in the second quarter of 2019 and 2018, respectively. For the first half of 2019, net revenues from recurring service fees were RMB47.9 million (US$7.0 million), an 80.8% increase from the same period in 2018. The Company recognized nil and RMB0.3 million variable performance fees for the first half of 2019 and the same period in 2018, respectively.

•                      Net revenues from other service fees for the second quarter of 2019 were nil, a 100.0% decrease from the corresponding period in 2018, primarily due to no sub-advisory service provided to other companies. For the first half of 2019, net revenues from other service fees were RMB13.9 million (US$2.0 million), a decrease of 70.4% from the same period in 2018.

Operating Costs and Expenses

Operating costs and expenses for the second quarter of 2019 were RMB241.0 million (US$35.1 million), a 14.9% decrease from the corresponding period in 2018. For the first half of 2019, operating costs and expenses were RMB533.9 million (US$77.8 million), a decrease of 5.3% from the same period in 2018.

•                      Cost of revenues for the second quarter of 2019 was RMB108.5 million (US$15.8 million), a 37.6% decrease from the corresponding period in 2018, primarily due to decreased compensation to wealth management advisors and client managers, as a result of the decrease in the aggregate value of wealth management products distributed by the Company and cost control measures the Company undertook. For the first half of 2019, cost of revenues was RMB284.4 million (US$41.4 million), a decrease of 6.6% from the same period in 2018.

•                      Selling expenses for the second quarter of 2019 were RMB49.2 million (US$7.2 million), a 31.4% decrease from the corresponding period in 2018, primarily due to the decrease in marketing and promotion expenses as a result of cost control. For the first half of 2019, selling expenses were RMB103.5 million (US$15.1 million), a decrease of 34.2% from the same period in 2018.

•                      General and administrative expenses for the second quarter of 2019 were RMB88.9 million (US$13.0 million), a 69.3% increase from the corresponding period in 2018, mainly due to provision for doubtful accounts of RMB31.7 million (US$4.6 million), and service fee for client relationship maintenance which may recur in the following periods. For the first half of 2019, general and administrative expenses were RMB151.7 million (US$22.1 million), an increase of 29.0% from the same period in 2018.

•                      Other operating income (government subsidies) received by the Company in the second quarter of 2019 was RMB5.6 million (US$0.8 million), a 62.3% decrease from the corresponding period in 2018. For the first half of 2019, other operating income was RMB5.6 million (US$0.8 million), a decrease of 62.6% from the same period in 2018. Government subsidies were recorded when received, with their availability and amount dependent upon government policies.

Operating margin for the second quarter of 2019 was -29.7%, compared to 36.1% for the corresponding period in 2018. For the first half of 2019, operating margin was -14.3%, compared to 35.7% for the same period in 2018.

Income tax expenses for the second quarter of 2019 were RMB7.6 million (US$1.1 million), an 84.5% decrease from the corresponding period in 2018. For the first half of 2019, income tax expenses were RMB22.8 million (US$3.3 million), a decrease of 74.2% from the same period in 2018, primarily due to a decrease in taxable income.

Net Income

•                      Net Income

•                      Net loss attributable to ordinary shareholders for the second quarter of 2019 was RMB61.0 million (US$8.9 million), compared to net income attributable to ordinary shareholders of RMB87.8 million from the corresponding period in 2018. For the first half of 2019, net loss attributable to ordinary shareholders was RMB86.6 million (US$12.6 million), compared to net income attributable to ordinary shareholders of RMB203.7 million from the same period in 2018.

•                      Net margin attributable to ordinary shareholders for the second quarter of 2019 was -32.8%, compared to 19.8% for the corresponding period in 2018. For the first half of 2019, net margin attributable to ordinary shareholders was -18.6%, compared to 23.2% for the same period in 2018.

•                      Net loss attributable to ordinary shareholders per basic and diluted American depositary share (“ADS”) for the second quarter of 2019 were RMB1.82 (US$0.26) and RMB1.82 (US$0.26), respectively, as compared to net income attributable to ordinary shareholders per basic and diluted ADS of RMB2.63 and RMB2.49, respectively, for the corresponding period in 2018. For the first half of 2019, net loss attributable to ordinary shareholders per basic and diluted ADS was RMB2.58 (US$0.38) and RMB2.58 (US$0.38), respectively, as compared to net income attributable to ordinary shareholders per basic and diluted ADS of RMB6.12 and RMB5.79, respectively, for the same period in 2018.

•                      Non-GAAP Net Income

•                      Non-GAAP net loss attributable to ordinary shareholders for the second quarter of 2019 was RMB58.6 million (US$8.5 million), compared to non-GAAP net income attributable to ordinary shareholders of RMB115.5 million from the corresponding period in 2018. For the first half of 2019, non-GAAP net loss attributable to ordinary shareholders was RMB81.3 million (US$11.8 million), compared to non-GAAP net income attributable to ordinary shareholders of RMB241.6 million from the same period in 2018.

•                      Non-GAAP net margin attributable to ordinary shareholders for the second quarter of 2019 was -31.5%, as compared to 26.0% for the corresponding period in 2018. For the first half of 2019, non-GAAP net margin attributable to ordinary shareholders was -17.4%, as compared to 27.6% for the same period in 2018.

•                      Non-GAAP net loss attributable to ordinary shareholders per diluted ADS for the second quarter of 2019 was RMB1.74 (US$0.25), as compared to non-GAAP net income attributable to ordinary shareholders per diluted ADS of RMB3.28 for the corresponding period in 2018. For the first half of 2019, non-GAAP net loss attributable to ordinary shareholders per diluted ADS was RMB2.42 (US$0.35), as compared to non-GAAP net income attributable to ordinary shareholders per diluted ADS of RMB6.87 for the same period in 2018.

Balance Sheet and Cash Flow

As of June 30, 2019, the Company had RMB1,119.3 million (US$163.0 million) in cash, cash equivalents and restricted cash, compared to RMB1,302.6 million as of December 31, 2018.

Net cash used in operating activities during the second quarter of 2019 was RMB127.9 million (US$18.6 million). For the first half of 2019, net cash used in operating activities was RMB124.5 million (US$18.1 million).

Net cash provided by investing activities during the second quarter of 2019 was RMB180.7 million (US$26.3 million). For the first half of 2019, net cash used in investing activities was RMB58.8 million (US$8.6 million).

Net cash provided by financing activities during the second quarter of 2019 was nil. For the first half of 2019, net cash provided by financing activities was RMB29.6 thousand (US$4.3 thousand).

CONFERENCE CALL

Jupai’s management will host an earnings conference call on August 5, 2019 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-845-675-0437 or +1-866-519-4004
Hong Kong:	+852-3018-6771 or 800-906-601
Mainland China:	400-620-8038 or 800-819-0121
Singapore:	+65-6713-5090
Passcode:	8292878

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until August 12, 2019:

U.S./International:	+1-855-452-5696
Hong Kong:	800-963-117
Mainland China:	400-632-2162
Singapore:	800-616-2305
Passcode:	8292878

Additionally, a live and archived webcast will be available at http://jupai.investorroom.com.

DISCUSSION OF RECENTLY ADOPTED ACCOUNTING STANDARD

Starting from January 1, 2019, the Company adopted Accounting Standards Update (ASU) 2016-02, Leases (Topic 842), which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use (“ROU”) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The Company adopted the new guidance using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application and not restating comparative periods. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases. The Company also elected the package of practical expedients, which among other things, does not require reassessment of lease classification.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation and amortization of intangible assets related to acquisition. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures as set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation and amortization of intangible assets related to acquisition, to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income attributable to ordinary shareholders, non-GAAP net income attributable to ordinary shares per diluted ADS and non-GAAP net margin attributable to ordinary shareholders provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options and amortization of intangible assets related to acquisition. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT JUPAI HOLDINGS LIMITED

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jupai’s strategic and operational plans, contain forward-looking statements. Jupai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jupai’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the goals and strategies of the Company and the Company’s ability to manage its growth and implement its business strategies; future business development, financial condition and results of operations of the Company; condition of the wealth management market in China and internationally; the demand for and market acceptance of the products the Company distributes; the Company’s ability to maintain and further grow its active high-net-worth client base and maintain or increase the amount of investment by clients; developments in relevant government policies and regulations relating to the Company’s industry and the Company’s ability to comply with those policies and regulations; the Company’s ability to attract and retain quality employees; the Company’s ability to adapt to potential uncertainties in China’s real estate industry and stay abreast of market trends and technological advances; the results of the Company’s investments in research and development to enhance its product choices and service offerings; general economic and business conditions in China; and the Company’s ability to protect its reputation and enhance its brand recognition. Further information regarding these and other risks is included in Jupai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Jupai does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Jupai Holdings Limited

Harry He

Director of Investor Relations

Jupai Holdings Limited

Phone: +86 (21) 6026 9129

Email: ir@jpinvestment.cn

Philip Lisio

The Foote Group

Phone: +86 (10) 8429 9544

Email: Jupai-IR@thefootegroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Jupai Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In RMB, except for USD data)

	As of
	December 31,	June 30,	June 30,
	2018	2019	2019
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	1,298,565,042	1,115,281,148	162,459,016
Restricted cash	4,000,000	4,000,000	582,666
Short-term investments	4,723,612	4,723,612	688,072
Accounts receivable	39,633,035	20,310,601	2,958,573
Other receivables	20,493,145	19,256,156	2,804,975
Amounts due from related parties	199,331,694	119,970,049	17,475,608
Other current assets	15,320,791	3,810,008	554,990
Total current assets	1,582,067,319	1,287,351,574	187,523,900
Long-term investments	58,950,000	91,508,482	13,329,713
Investment in affiliates	67,262,431	111,665,536	16,265,920
Amounts due from related parties — non-current	48,626,353	34,470,230	5,021,155
Property and equipment, net	36,267,042	27,389,579	3,989,742
Intangible assets, net	58,124,608	40,253,224	5,863,543
Goodwill	297,031	—	—
Other non-current assets	27,914,021	26,146,417	3,808,655
Right-of-use assets	—	138,856,781	20,226,771
Deferred tax assets	100,985,228	100,985,228	14,710,157
Total Assets	1,980,494,033	1,858,627,051	270,739,556

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	116,653,658	64,176,449	9,348,354
Income tax payable	227,537,993	149,529,745	21,781,463
Other tax payable	43,009,523	22,075,181	3,215,613
Amounts due to related parties — current	31,105,111	31,756,939	4,625,920
Deferred revenue from related parties	111,720,785	94,717,554	13,797,167
Deferred revenue	18,949,097	27,745,025	4,041,519
Other current liabilities	39,929,945	100,604,022	14,654,628
Total current liabilities	588,906,112	490,604,915	71,464,664
Deferred revenue — non-current from related parties	22,096,306	10,803,589	1,573,720
Deferred revenue — non-current	2,144,593	514,937	75,009
Operating Lease Liabilities — non-current	—	75,529,198	11,002,068
Deferred tax liabilities	198,187	—	—
Total Liabilities	613,345,198	577,452,639	84,115,461
Equity	1,367,148,835	1,281,174,412	186,624,095
Total Liabilities and Total Shareholders’ Equity	1,980,494,033	1,858,627,051	270,739,556

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB, except for USD data and ADS data)

	Three months ended
	June 30,	June 30,	June 30,
	2018	2019	2019
	RMB	RMB	USD
Revenues
Third party revenues	70,460,817	103,698,922	15,105,451
Related party revenues	374,857,647	84,003,914	12,236,550
Total revenues	445,318,464	187,702,836	27,342,001
Taxes and surcharges	(1,752,939)	(1,833,461)	(267,074)
Net revenues	443,565,525	185,869,375	27,074,927

Operating costs and expenses:
Cost of revenues	(173,905,280)	(108,523,737)	(15,808,265)
Selling expenses	(71,771,603)	(49,210,902)	(7,168,376)
General and administrative expenses	(52,533,204)	(88,926,531)	(12,953,610)
Other operating income — government subsidies	14,899,473	5,621,863	818,917
Total operating cost and expenses	(283,310,614)	(241,039,307)	(35,111,334)
Income (loss) from operations	160,254,911	(55,169,932)	(8,036,407)

Interest income	929,446	1,882,685	274,244
Investment income	633,532	437,815	63,775
Other income	278,688	267,801	39,010
Total other income	1,841,666	2,588,301	377,029
Income (loss) before taxes and loss from equity in affiliates	162,096,577	(52,581,631)	(7,659,378)
Income tax expense	(49,257,419)	(7,616,808)	(1,109,513)
Loss from equity in affiliates	(20,051,928)	(3,126,633)	(455,446)
Net income (loss)	92,787,230	(63,325,072)	(9,224,337)
Net (income) loss attributable to non-controlling interests	(4,945,241)	2,280,249	332,156
Net income (loss) attributable to ordinary shareholders	87,841,989	(61,044,823)	(8,892,181)

Net income (loss) per ADS:
Basic	2.63	(1.82)	(0.26)
Diluted	2.49	(1.82)	(0.26)
Weighted average number of ADSs used in computation:
Basic	33,402,453	33,622,879	33,622,879
Diluted	35,233,971	33,622,879	33,622,879

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB, except for USD data and ADS data)

	Six months ended
	June 30,	June 30,	June 30,
	2018	2019	2019
	RMB	RMB	USD
Revenues
Third party revenues	130,137,315	180,086,252	26,232,520
Related party revenues	749,594,247	289,830,779	42,218,613
Total revenues	879,731,562	469,917,031	68,451,133
Taxes and surcharges	(2,949,252)	(3,001,274)	(437,184)
Net revenues	876,782,310	466,915,757	68,013,949

Operating costs and expenses:
Cost of revenues	(304,362,763)	(284,401,407)	(41,427,736)
Selling expenses	(157,125,195)	(103,450,371)	(15,069,246)
General and administrative expenses	(117,563,389)	(151,686,377)	(22,095,612)
Other operating income — government subsidies	15,040,473	5,621,863	818,917
Total operating cost and expenses	(564,010,874)	(533,916,292)	(77,773,677)
Income (loss) from operations	312,771,436	(67,000,535)	(9,759,728)

Interest income	2,075,494	3,352,100	488,288
Investment income	1,762,391	2,282,310	332,456
Other income	1,387,560	2,338,093	340,582
Total other income	5,225,445	7,972,503	1,161,326
Income (loss) before taxes and loss from equity in affiliates	317,996,881	(59,028,032)	(8,598,402)
Income tax expense	(88,373,667)	(22,810,960)	(3,322,792)
Loss from equity in affiliates	(21,238,446)	(5,122,363)	(746,156)
Net income (loss)	208,384,768	(86,961,355)	(12,667,350)
Net (income) loss attributable to non-controlling interests	(4,665,194)	324,176	47,222
Net income (loss) attributable to ordinary shareholders	203,719,574	(86,637,179)	(12,620,128)

Net income (loss) per ADS:
Basic	6.12	(2.58)	(0.38)
Diluted	5.79	(2.58)	(0.38)
Weighted average number of ADSs used in computation:
Basic	33,263,317	33,608,973	33,608,973
Diluted	35,184,517	33,608,973	33,608,973

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB, except for USD data)

	Three months ended
	June 30,	June 30,	June 30,
	2018	2019	2019
	RMB	RMB	USD
Net income (loss)	92,787,230	(63,325,072)	(9,224,337)
Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustment	23,720,224	4,773,399	695,324
Other comprehensive income	23,720,224	4,773,399	695,324
Comprehensive income (loss)	116,507,454	(58,551,673)	(8,529,013)
Less: Comprehensive income (loss) attributable to non-controlling interests	4,945,241	(1,851,899)	(269,760)
Comprehensive income (loss) attributable to ordinary shareholders	111,562,213	(56,699,774)	(8,259,253)

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB, except for USD data)

	Six months ended
	June 30,	June 30,	June 30,
	2018	2019	2019
	RMB	RMB	USD
Net income (loss)	208,384,768	(86,961,355)	(12,667,350)
Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustment	2,301,164	274,663	40,009
Other comprehensive income	2,301,164	274,663	40,009
Comprehensive income (loss)	210,685,932	(86,686,692)	(12,627,341)
Less: Comprehensive income (loss) attributable to non-controlling interests	4,665,194	(321,568)	(46,842)
Comprehensive income (loss) attributable to ordinary shareholders	206,020,738	(86,365,124)	(12,580,499)

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

	Three months ended
	June 30,	June 30,
	2018	2019
	RMB	RMB
Net margin attributable to ordinary shareholders	19.8%	-32.8%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	26.0%	-31.5%

Net income (loss) attributable to ordinary shareholders	87,841,989	(61,044,823)
Adjustment for share-based compensation (net of tax effect of nil for both three months ended June 30, 2018 and 2019)	6,173,219	2,417,224
Adjustment for amortization of intangible assets related to acquisition (net of tax effect of RMB1,167,708 and nil for three months ended June 30, 2018 and 2019, respectively)	3,503,125	—
Adjustment for impairment loss of investment in affiliates (net of tax effect of nil for both three months ended June 30, 2018 and 2019)	18,000,000	—
Adjusted net income (loss) attributable to ordinary shareholders (non-GAAP)	115,518,333	(58,627,599)

Net income (loss) attributable to ordinary shareholders per ADS, diluted	2.49	(1.82)
Adjusted net income (loss) attributable to ordinary shareholders per ADS, diluted (non-GAAP)	3.28	(1.74)

Weighted average number of ADSs used in computation:
Diluted	35,233,971	33,622,879

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

	Six months ended
	June 30,	June 30,
	2018	2019
	RMB	RMB
Net margin attributable to ordinary shareholders	23.2%	-18.6%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	27.6%	-17.4%

Net income (loss) attributable to ordinary shareholders	203,719,574	(86,637,179)
Adjustment for share-based compensation (net of tax effect of nil for both six months ended June 30, 2018 and 2019)	13,086,098	4,785,264
Adjustment for amortization of intangible assets related to acquisition (net of tax effect of RMB2,278,517 and RMB196,316 for six months ended June 30, 2018 and 2019, respectively)	6,835,553	588,954
Adjustment for impairment loss of investment in affiliates (net of tax effect of nil for both six months ended June 30, 2018 and 2019)	18,000,000	—
Adjusted net income (loss) attributable to ordinary shareholders (non-GAAP)	241,641,225	(81,262,961)

Net income (loss) attributable to ordinary shareholders per ADS, diluted	5.79	(2.58)
Adjusted net income (loss) attributable to ordinary shareholders per ADS, diluted (non-GAAP)	6.87	(2.42)

Weighted average number of ADSs used in computation:
Diluted	35,184,517	33,608,973